UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 7)

Back Yard Burgers, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

05635W101

(CUSIP Number)

Reid M. Zeising

Chairman of the Board of Managers

BBAC, LLC

3060 Peachtree Road

Suite 1410

Atlanta, GA 30305

(404) 495-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Bryan E. Davis

Jones Day

1420 Peachtree Street, N.E.

Atlanta, GA 30309

(404) 581-3939

November 5, 2007

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

BBAC, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

None
8. SHARED VOTING POWER

1,806,728*
9. SOLE DISPOSITIVE POWER

None
10. SHARED DISPOSITIVE POWER

435,404

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,806,728*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.24%**
14.	TYPE OF REPORTING PERSON

OO (limited liability company)

*	Beneficial ownership of 1,371,324 shares of the common stock of Back Yard Burgers, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of such 1,371,324 shares of common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the percentage is based on 5,126,688 shares of common stock being issued and outstanding as of July 31, 2007, as set forth in Back Yard Burgers, Inc.’s 10-Q for the quarterly period ended June 30, 2007.

1.	NAMES OF REPORTING PERSONS

Cherokee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

None
8. SHARED VOTING POWER

1,806,728*
9. SOLE DISPOSITIVE POWER

None
10. SHARED DISPOSITIVE POWER

435,404

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,806,728*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.24%**
14.	TYPE OF REPORTING PERSON

OO (limited liability company)

*	Beneficial ownership of 1,371,324 shares of the common stock of Back Yard Burgers, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of such 1,371,324 shares of common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the percentage is based on 5,126,688 shares of common stock being issued and outstanding as of July 31, 2007, as set forth in Back Yard Burgers, Inc.’s 10-Q for the quarterly period ended June 30, 2007.

1.	NAMES OF REPORTING PERSONS

Reid M. Zeising
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

None
8. SHARED VOTING POWER

1,806,728*
9. SOLE DISPOSITIVE POWER

None
10. SHARED DISPOSITIVE POWER

435,404

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,806,728*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.24%**
14.	TYPE OF REPORTING PERSON

IN

*	Beneficial ownership of 1,371,324 shares of the common stock of Back Yard Burgers, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of such 1,371,324 shares of common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
**	The calculation of the percentage is based on 5,126,688 shares of common stock being issued and outstanding as of July 31, 2007, as set forth in Back Yard Burgers, Inc.’s 10-Q for the quarterly period ended June 30, 2007.

Introductory Note.

This Final Amendment (as defined herein) is filed by BBAC, LLC (“BBAC”), Cherokee Advisors, LLC (“Cherokee”) and Reid M. Zeising (collectively, the “Reporting Persons”) to update the Amended Statement (as defined herein). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement.

Item 1.	Security and Issuer.

Item 1 of the Statement is hereby amended and restated in its entirety as follows:

This Final Amendment to Schedule 13D (“Final Amendment”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Back Yard Burgers, Inc., a Delaware corporation (the “Issuer”). This Final Amendment amends the initial statement on Schedule 13D filed by the Reporting Persons on June 5, 2006, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 24, 2006, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on September 5, 2006, Amendment No. 3 to Schedule 13D filed by the Reporting Persons on December 7, 2006, Amendment No. 4 to Schedule 13D filed by the Reporting Persons on June 12, 2007, Amendment No. 5 to Schedule 13D filed by the Reporting Persons on October 1, 2007, and Amendment No. 6 to Schedule 13D filed by the Reporting Persons on November 1, 2007 (the “Amended Statement” and, collectively with this Final Amendment, the “Statement”). The address of the Issuer’s principal executive office is 1657 N. Shelby Oaks Drive, Suite 105, Memphis, Tennessee 38134. This Final Amendment is being filed to reflect the merger of BBAC’s wholly owned subsidiary, BBAC Merger Sub, Inc., a Delaware corporation, with and into the Issuer effective on November 5, 2007 (“Merger”).

Item 4.	Purpose of the Transaction.

Item 4 of the Statement is hereby amended by adding the following at the end of Item 4:

On November 5, 2007, the Issuer filed with the Secretary of State of Delaware a Certificate of Merger and the Merger was consummated. Also on November 5, 2007, the Issuer requested that the Common Stock no longer be quoted on the NASDAQ Capital Market and a Form 15 will be filed with the Commission on behalf of the Issuer to terminate the registration of the Common Stock and the Issuer’s reporting obligations under the Securities Exchange Act of 1934.

Item 5.	Interest in Securities of Issuer

Item 5 the Statement is hereby amended by the adding the following at the end of Item 5:

On November 5, 2007, the Issuer filed a Certificate of Merger with the Secretary of State of Delaware. Pursuant to the Merger Agreement, each share of the Common Stock was cancelled at the effective time of the Merger and converted into the right to receive $6.50 per share in cash (except for the shares held by BBAC), without interest, and the Issuer, the surviving entity of the Merger, became a wholly owned subsidiary of BBAC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment is true, complete and correct.

November 5, 2007
(Date)

BBAC, LLC

By:	Reid Zeising
Chairman

/s/ Reid Zeising
(Signature)

CHEROKEE ADVISORS, LLC

By:	Reid Zeising
Managing Member

/s/ Reid Zeising
(Signature)

REID ZEISING

/s/ Reid Zeising
(Signature)